Exhibit (a)(5)(D)
Press Release
CPI CORP. ANNOUNCES PRELIMINARY
RESULTS OF ITS DUTCH AUCTION TENDER OFFER
     St. Louis, MO, February 2, 2006 — CPI Corp. (NYSE-CPY) today announced the preliminary results of its modified Dutch Auction tender offer to purchase up to 1,500,000 shares of its outstanding common stock at a price not less than $17.00 and not greater than $20.00 per share.
      Based on the preliminary count by the depositary for the tender offer, 2,346,271 shares of common stock, including shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn. Based on the preliminary count by the depositary for the tender offer, 1,709,443 shares of common stock, including shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at or below $19.50 per share.
     The Company expects to purchase 1,658,608 shares in the tender offer, which consists of the 1,500,000 shares CPI offered to purchase in the tender offer and 158,608 shares to be purchased pursuant to CPI’s right to purchase up to an additional 2% of the outstanding shares as of February 1, 2006, without extending the tender offer in accordance with applicable securities laws. CPI has been informed by the depositary for the tender offer that the preliminary proration factor for the tender offer is approximately 97% percent. Based on the preliminary count by the depositary for the tender offer, following the tender offer 6,271,813 shares will remain issued and outstanding.
     The number of shares to be purchased, the price per share and the proration factor are preliminary. The determination of the final number of shares to be purchased, the final price per share and the final proration factor is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn, the final price per share and the final proration factor will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will occur promptly thereafter.
     Georgeson Shareholder Securities Corporation acted as dealer manager for the tender offer. The depositary is Computer Share Trust Company of New York. For questions and

CPI Corp.
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information, please contact the information agent for the tender offer, Georgeson Shareholder Communications, Inc., by calling (877) 255-0124.
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     CPI is a portrait photography company offering photography services in the United States, Puerto Rico and Canada through Sears Portrait Studios. The Company also operates searsphotos.com, the vehicle for the Company’s customers to archive, share portraits via email and order additional portraits and products.